Exhibit 99.1

News Release

Stantec Selected as Lead Designer for Largest Construction Project in

Chicago Transit History

Design-Build Team of Walsh-Fluor will expand capacity on Chicago’s most-utilized rail lines

EDMONTON, AB; NEW YORK, NY; CHICAGO, IL (January 15, 2018) TSX, NYSE:STN

The Chicago Transit Authority (CTA) has selected the Design-Build Team to provide engineering, design and build services for Phase One of the Red and Purple Modernization Program, a project for which Stantec will be the Lead Designer. The $2.1 billion project will reconstruct, modernize and build 1.9 miles of elevated tracks, including bridges and support structures along Chicago’s busiest transit corridor. The design will also include reconstruction and modernization of the four of the oldest rail stations on the Red Line: Lawrence, Argyle, Berwyn and Bryn Mawr. A new rail bypass will relieve congestion at a century-old rail junction north of Belmont Station, where Red, Purple and Brown Line trains carrying 150,000 riders daily intersect, resulting in train overcrowding and service delays. Chicago has the second-busiest mass rail transit system in the United States, sections of which are more than a century old.

The Design-Build Team of Walsh-Fluor, which includes Walsh Construction and Fluor Enterprises, Inc. as the Lead Contractors, was selected by the Chicago Transit Board in December. Stantec was selected to be the preferred Lead Designer for the Joint Venture pursuit in the fall of 2015. Phase One of the project will expand capacity, improve infrastructure and service efficiency, and support local plans for economic and community development near transit stations and through the corridor.

“This is a pivotal project for Chicago Transit, and one of the more significant transit modernization programs in Chicago’s history,” says Stuart Lerner, executive vice president of Infrastructure at Stantec. “We’re excited to bring our expertise to bear on this project, not just from the Chicago area, but from our offices across North America.”

The design team will feature more than 300 Chicago-based Stantec professionals and will draw from practitioners in more than 20 Stantec offices. EXP, International Bridge Technologies and TranSmart/EJM Engineering will support as subconsultant designers.

The project will begin in the first quarter of 2019 and is scheduled to be completed in 2025.

This was the third large-scale rail transportation project awarded to Stantec over a twelve-month period. In December 2017, the Metropolitan Transit Agency awarded a $1.9 billion contract to modernize and expand the Long Island Rail Road, the second-busiest commuter line in the United States. Stantec is the lead engineer on the project. Stantec was also selected to provide infrastructure engineering, procurement and construction services on Montreal’s Réseau express métropolitain (light rail network), one of Quebec’s most important public transit projects.

With more than 22,000 employees, Stantec is ranked as a top ten global design firm by Engineering News Record and a top ten architecture firm by Architectural Record.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact

Danny Craig

Stantec Media Relations

Ph: 949-923-6085

Cell: 949-632-6319

danny.craig@stantec.com

Investor Relations Contact

Cora Klein

Ph: (780) 969-2018

cora.klein@stantec.com